

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Stephanie Risk-McElroy
President, Chief Financial Officer, and Chairman of the Board
George Risk Industries, Inc.
802 South Elm
Kimball, Nebraska 69145

     Re: George Risk Industries, Inc.
              Form 10-K for the Fiscal Year Ended April 30, 2012
              Filed July 30, 2012
              File No. 000-05378

Dear Ms. Risk-McElroy:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kathleen Krebs, for

                            Larry Spirgel
                            Assistant Director